Unaudited Interim Consolidated Financial Statements

JED Oil Inc. and Subsidiaries
For the Three and Six Months Ended June 30, 2008
(In United States Dollars)

JED Oil Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In United States Dollars unless otherwise stated)
(Unaudited)
(see Going Concern Uncertainty - note 1)

As at	June 30 2008	December 31 2007
	$	$
ASSETS
Current
Cash	1,661,874	1,139,592
Accounts receivable	7,430,943	9,502,153
Prepaid expenses	2,621,627	2,672,607
Due from JMG Exploration, Inc. [note 11]	102,417	68,202
	11,816,861	13,382,554

Deferred financing costs [note 4]	422,847	118,664

Property, plant and equipment [note 5]
Petroleum and natural gas properties, on the basis of full cost accounting: Proved properties	85,451,134	66,226,568
Unproved properties under development, not being depleted	10,431,869	20,099,575
Land, building and other assets	1,439,359	1,463,418
	97,322,362	87,789,561
Less: accumulated depletion and depreciation	(26,156,488)	(21,674,886)
	71,165,874	66,114,675
Total assets	83,405,582	79,615,893
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	25,801,064	12,622,183
Preferred share dividends payable [Note 8]	1,221,489	718,999
Accrued capital liabilities	705,419	8,125,828
Accrued other liabilities	2,187,527	687,965
Convertible notes payable (face value of $40,240,000) [Note 6]	40,236,952	40,224,000
	70,152,451	62,378,975

Asset retirement obligations [Note 7]	4,113,262	4,793,177
	74,265,713	67,172,152

Convertible redeemable preferred shares [Note 8]	23,599,749	28,504,767

Stockholders’ deficiency
Share capital [Note 9][note 13][note 16]
Common stock; - no par value; unlimited authorized; 26,133,046 and 23,852,292 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively	59,536,006	53,875,095
Additional paid-in capital	3,381,291	2,867,712
Share purchase warrants	948,679	948,679
	63,865,976	57,691,486

Accumulated deficit	(78,536,751)	(73,353,000)
Accumulated other comprehensive income (loss)	210,895	(399,512)
	(14,459,880)	(16,061,026)
Total liabilities and deficiency	83,405,582	79,615,893

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(In United States Dollars unless otherwise stated)
(Unaudited)

	Shares	Amount
		$
Common stock, issued and outstanding
Balance, December 31, 2007	23,852,292	53,875,095
Shares issued upon conversion of preferred share dividends	152,183	190,818
Shares issued upon conversion of preferred share	1,428,571	5,000,000
Share issuance cost transferred from conversion of preferred shares	-	(34,907)
Shares issued upon land acquisition [note 5]	2,800,000	3,500,000
Shares cancelled upon cancellation of land acquisition contract [note 5]	(2,100,000)	(2,625,000)
Adjustment to shares upon cancellation of land acquisition contract [note 5]		(370,000)
Balance, June 30, 2008	26,133,046	59,536,006

Additional paid-in capital
Balance, December 31, 2007		2,867,712
Stock-based compensation on issued stock options		513,579
Balance, June 30, 2008		3,381,291

Share purchase warrants
Balance, June 30, 2008 and December 31, 2007		948,679

Accumulated deficit
Balance, December 31, 2007		(73,353,000)
Net loss applicable to common shareholders		(5,183,751)
Balance, June 30, 2008		(78,536,751)

Accumulated other comprehensive income (loss)
Balance, December 31, 2007		(399,512)
Foreign exchange translation adjustment		610,407
Balance, June 30, 2008		210,895

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars unless otherwise stated)
(Unaudited)

	For the three months ended June 30		For the six months ended June 30
	2008	2007	2008	2007
	$	$	$	$

Revenue
Petroleum and natural gas	10,050,083	3,791,181	19,753,524	7,115,849
Royalties	(1,653,510)	(659,804)	(4,140,170)	(1,207,250)
	8,396,573	3,131,377	15,613,354	5,908,599

Interest and other income	2,135	389,341	9,591	456,295
	8,398,708	3,520,718	15,622,945	6,364,894

Expenses
Production	3,575,047	448,017	6,594,121	835,297
General and administrative	2,116,865	826,596	3,551,502	2,011,044
Amortization of deferred financing costs	166,343	412,629	472,466	798,553
Foreign exchange (gain) loss	(469,385)	(3,062,655)	1,299,289	(3,042,414)
Depletion, depreciation and accretion [note 5]	2,235,374	1,582,403	4,812,769	2,816,377
Interest on convertible note payable and revolving loan	2,155,322	962,022	3,508,650	2,119,051
Loss on settlement of drilling contract [note 3]	-	-	-	1,931,327
Loss on cancellation of land acquisition contract [note 5]	505,000	-	505,000
	10,284,566	1,169,012	20,743,797	7,469,235

Gain on sale of assets [note 5]	-	10,766,221	2,307,194	10,766,221

Net income (loss) before income taxes	(1,885,858)	13,117,927	(2,813,658)	9,661,880

Net income (loss) for the period	(1,885,858)	13,117,927	(2,813,658)	9,661,880

Less: Preferred dividends to preferred shareholders	691,221	732,949	1,410,222	1,353,628
Amortization of preferred share issue costs	29,447	184,421	60,075	357,827
Foreign exchange (gain) loss on preferred shares	(298,955)	(2,445,634)	899,796	(2,678,743)

Net income (loss) applicable to common shareholders	(2,307,571)	14,646,191	(5,183,751)	10,629,168
Net income for the period per common share [Note 9(c)]
- basic	(0.09)	0.98	(0.20)	0.71
- diluted	(0.09)	0.98	(0.20)	0.71

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars unless otherwise stated)
(Unaudited)

	For the three months ended June 30		For the six months ended June 30
	2008	2007	2008	2007
	$	$	$	$

Net income (loss) for the period	(1,885,858)	13,117,927	(2,813,658)	9,661,880

Other comprehensive loss
Foreign exchange translation adjustment	(157,408)	(3,622,634)	610,407	(3,861,757)
Comprehensive income (loss)	(2,043,266)	9,495,293	(2,203,251)	5,800,123

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars unless otherwise stated)
(Unaudited)

	For the three months ended June 30		For the six months ended June 30
	2008	2007	2008	2007
	$	$	$	$
OPERATING
Net income (loss)	(1,885,858)	13,117,927	(2,813,658)	9,661,880
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Foreign exchange (gain) loss	(469,385)	(3,062,655)	1,299,289	(3,042,414)
Stock-based compensation	205,751	179,402	385,184	310,699
Amortization of deferred financing costs	166,343	412,629	472,466	798,553
Other financing costs included in general and administrative expenses	222,686	-	222,686	-
Depletion, depreciation and accretion	2,235,374	1,582,403	4,812,769	2,816,377
Gain on sale of assets	-	(10,766,221)	(2,307,194)	(10,766,221)
Loss on settlement of drilling contract	-	-	-	1,931,327
Loss on cancellation of land acquisition contract	505,000	-	505,000	-
Accretion of debt discount on convertible note payable	2,285	48,132	12,952	93,446
Abandonment of petroleum and natural gas properties	(726,874)	-	(870,860)	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	1,126,290	(148,736)	(273,700)	696,363
(Increase) decrease in prepaid expenses	138,424	(27,951)	(28,931)	(219,350)
Increase in due from JMG Exploration, Inc.	(17,187)	-	(62,393)	-
Increase (decrease) in accounts payable and accrued liabilities	74,567	(78,270)	3,546,720	(206,848)
Cash provided from operating activities	1,577,416	1,256,660	4,900,330	2,073,812
FINANCING
Repayment of revolving loan	-	(3,492,958)	-	(1,475,853)
Deferred financing costs incurred	-	-	(76,623)	-
Other financing costs paid	(148,457)	-	(148,457)	-
Preferred share dividends paid	-	(727,725)	(714,537)	(1,354,442)
Cash used in financing activities	(148,457)	(4,220,683)	(939,617)	(2,830,295)
INVESTING
(Increase) decrease in accounts receivable	2,474,292	-	2,114,114	-
Increase (decrease) in accounts payable	(827,235)	-	12,024,978	-
(Increase) decrease in due from JMG Exploration Inc.	-	(685,510)	-	(698,061)
Decrease in drilling advance [note 3]	-	1,950,103	-	1,950,103
Proceeds from sale of property and equipment	175,057	34,158,432	3,794,073	34,158,432
Purchase of property and equipment, net	(770,199)	(930,989)	(12,859,230)	(4,136,990)
Decrease in accrued capital liabilities	(2,410,551)	(976,035)	(7,213,557)	(389,393)
Purchase of other asset	-	(27,635,705)	-	(27,635,705)
Cash (used in) provided by investing activities	(1,358,636)	5,880,296	(2,139,622)	3,248,386
Effect of foreign exchange on cash flows	30,812	506,996	(1,298,809)	502,582
Net increase in cash	101,135	2,409,281	522,282	1,989,321
Cash, beginning of period	1,560,739	145,306	1,139,592	565,266
Cash, end of period	1,661,874	2,554,587	1,661,874	2,554,587

Supplemental Cash Flow Information

During the three and six months ended June 30, 2008, the Company paid cash interest of $Nil (2007 - $1,134,303) and $nil (2007 - $2,032,517) on the convertible note, respectively, cash interest of $nil (2007 - $60,997) and $nil (2007 - $89,442) on long-term debt or bank indebtedness, respectively. No cash taxes were paid during the three and six months ended June 30, 2008 and 2007.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(In United States Dollars unless otherwise stated)

1. GOING CONCERN UNCERTAINTY

The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

However, a number of conditions raise substantial doubt about the Company’s ability to continue as a going concern as further outlined below:

The Company incurred a net loss of $1,885,858 and $2,813,658 during the three and six months ended June 30, 2008, and realized a positive cash flow from operating activities of $1,577,416 and $4,900,330, respectively. Included in the net losses was a gain on sale of petroleum and natural gas properties of $2,307,194.

At June 30, 2008, the Company had a consolidated working capital deficiency of $58,335,590 (2007 - $48,996,421) and a stockholder’s deficiency of $14,459,880 (2007 - $16,061,026). The Company’s large working capital deficiency and change in working capital from the prior year are a result of the Convertible Note Payables becoming current during the year. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) agreed to extend the Maturity Date for the redemption of the Notes, originally February 1, 2008, to October 31, 2008 to allow the Company to sell assets to redeem the Notes, or to November 21, 2008 if the sale transaction requires shareholder approval.

Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement and a conversion of some preferred shares to common shares have reduced the Company’s current cash requirement to redeem the preferred shares until 2010.

In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. The Company submitted a detailed plan to the AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan was approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review.

Milestones in the plan submitted to the AMEX that have been achieved include the sale of petroleum and natural gas properties which was completed on June 8, 2007, the acquisition of Caribou Resources Corp. (“Caribou”) which was closed on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007. The Company also completed drilling it had proposed in the plan and reported a profit for the year ended December 31, 2007. As a result of additional interest and an extension fee in connection with the extensions of the Notes (Note 6), as well as foreign exchange losses on currency retranslation not originally included in the Company’s plan, the Company incurred a net loss during the six months ended June 30, 2008. The Company is required to achieve profitability by October 13, 2008.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

The Company received a second notice from the AMEX dated July 15, 2008. This notice expressed concern about the Company’s ability to be in compliance by October 13, 2008 with Section 1003(a)(iv) of the AMEX Company Guide, due to the extensions of the maturity date of the Company’s outstanding $40.240 million of Convertible Notes and announced plans to sell assets to redeem the Convertible Notes. The notice required the Company to submit an Additional Plan, including its strategic initiatives and specific milestones by August 5, 2008. If the Additional Plan is approved by the AMEX, the Company will continue to have until October 13, 2008 to be in compliance with Section 1003(a)(iv) of the AMEX Company Guide.

On August 5, 2008, the Company filed the Additional Plan requested by the AMEX. The Plan consists of the Company’s efforts to sell existing assets for the redemption of the notes and payment of other creditors.

On August 7, 2008 a group of the Company’s unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law. The requested Order would further authorize the Company to carry on its business and to appoint PricewaterhouseCoopers as the monitor in the CCAA proceedings. This Notice was heard by the Court on August 8, 2008 and the hearing was rescheduled for Wednesday, August 13, 2008. In the meantime, the Court ordered that all actions and creditor remedies against the Company were stayed, with the exception that the holders of the Company's convertible notes were allowed to bring an opposing application for appointment of a receiver of the Company.

On August 13, 2008 the Company made an application to the Court of Queen’s Bench of Alberta and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). While under CCAA protection, the Company will continue with its day-to-day operations. The Order appointed Ernst & Young Inc. as the Company’s Monitor. The Board of Directors of the Company determined that this was in the best interests of the Company and of its stakeholders, following the previously discussed petition by a group of the Company’s trade creditors for a CCAA order and the potential of the holders of the Company’s 10% Senior Subordinated Convertible Notes to put the Company into receivership.

CCAA protection stays creditors and others from enforcing rights against the Company and affords it the opportunity to restructure its financial affairs. The Court has granted CCAA protection for an initial period of 30 days expiring September 15, 2008, to be extended thereafter, as the Court deems appropriate. If by September 15, 2008 the Company has not filed a Plan of Arrangement (the “Plan”), or obtained an extension of the CCAA protection, creditors and others will no longer be stayed from enforcing their rights.

While under CCAA protection, the Company’s Board of Directors maintains its usual role and its management remains responsible for the day-to-day operations of the Company, under the supervision of the Court-appointed monitor who will be responsible for reviewing the Company’s ongoing operations, assisting with the development and filing of the Plan, liaising with creditors and other stakeholders and reporting to the Court. The Board of Directors and management of the Company will also be primarily responsible for formulating the Plan for restructuring the Company’s affairs. the Company has already undertaken various steps to dispose of enough assets to redeem the Notes and pay its trade creditors in full. The Company’s Plan will not deviate substantially from the efforts already in progress. The Order extends the bid deadline for the sale process of the Steen assets by CB Securities Inc. from September 17, 2008 to September 24, 2008, and the closing deadlines by two weeks to November 15, 2008 if shareholder approval is not required for the sale, or December 8, 2008 if it is required.

The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.

2. NATURE OF OPERATIONS

JED is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.

These interim consolidated financial statements have been prepared by the Company in conformity with generally accepted accounting principles of the United States (“GAAP”) without audit, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited consolidated financial statements. All such adjustments are of a normal recurring nature or necessary in conformity with GAAP. These interim consolidated financial statements have been prepared using the same accounting policies as the audited consolidated financial statements for the year ended December 31, 2007 except for the new accounting policies as described in (a) below. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted in these interim consolidated financial statements which should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 and the summary of significant accounting policies and notes thereto.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

In addition to the facts outlined in Note 1, the Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

(a) Changes in Accounting Policies

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. Management has determined that this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company has not adopted the fair value option and this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. The Company has not offset fair value amounts and accordingly this pronouncement does not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

(b) Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The noncontrolling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

In March 2008, FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of SFAS No. 133. The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in their hedged positions. The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements. This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008. Management intends to adopt the required disclosures but does not expect the adoption of this statement to have a material impact on our results of operations or financial position.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles ("FAS 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles ("GAAP") for nongovernmental entities in the United States. FAS 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the impact, if any, of adopting FAS 162, on its Consolidated Financial Statements.

3. SETTLEMENT OF DRILLING CONTRACT

On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party, whereby the Company advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the promissory note, the Company was to be provided with five dedicated drilling rigs for a period of three years. The advance was to be repaid to the Company through offsetting a portion of the drilling rigs daily charges made to the Company from the date of the rig delivery until repaid in full (“Daywork Agreements”).

On May 3, 2007, the loan agreement and the associated Daywork Agreements were cancelled. The advance was settled with a cash payment of Cdn$2,263,650 (US$1,950,103) from the arms length party to the Company, with the remaining balance owing of Cdn$2,263,650 (US$1,931,327) written off as of March 31, 2007. As a result of the termination of the agreements, no further obligations with respect to the Loan Agreement, Promissory Note, or Daywork Agreements on the drilling rigs existed for either the Company or the arms length party.

4. DEFERRED FINANCING COSTS

As discussed in Note 6, the Company issued a 10% senior subordinated convertible note in the amount of $34,475,000 on May 31, 2006. Related issuance costs consisting of legal, accounting and brokerage fees and brokers warrants are capitalized and amortized over the life of the notes.

During the six months ended June 30, 2008, in connection with the extension of the Notes described in Note 6, the Company incurred an extension fee equal to 1% of the principal amount of the Notes plus the issuance of 400,000 common shares payable to the noteholders when the convertible notes are redeemed. This extension fee is capitalized and amortized over the extension period.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT

On January 25, 2008, the Company sold all of its petroleum and natural gas properties in the Candak Prospect area of North Dakota, U.S.A., to an arms-length third party for cash consideration of $3.5 million. As the sale resulted in a significant alteration in the relationship between the capitalized costs and proved reserves of petroleum and natural gas properties attributable to the cost center, a gain on sale has been recognized. The gain on sale of the properties amounted to $2.3 million.

On March 12, 2008, the Company acquired petroleum and natural gas properties in the State of Oklahoma, from an arms-length party in exchange for 2.8 million common shares of the Company. The transaction was recorded in the first quarter of 2008 based on the fair value of the properties acquired of $3.5 million, which was also considered the fair value of the share consideration. On June 26, 2008, the transaction was cancelled and unwound. As a result, the Company no longer owns the properties. Of the 2.8 million shares issued in the first quarter of 2008, 2.1 million of the shares were cancelled and the remaining 700,000 shares represent cost incurred by the Company in the cancellation and unwinding of the transaction. Of the remaining 700,000 shares, 200,000 represented a non-refundable deposit, which was known at the time of the initial transaction, and accordingly these shares are recorded at the fair value determined on March 12, 2008. The additional 500,000 shares represented a transaction cancellation penalty and has been recorded based on the fair value of the shares at the time the transaction was unwound. This resulted in an adjustment to the carrying value of 500,000 shares in the amount of $370,000.

During the first quarter of 2008, the cost of properties acquired in connection with the acquisition of Caribou on July 31, 2007 were increased by $341,995 to reflect subsequent transaction costs incurred by the Company relating directly to the acquisition.

During the three and six months ended June 30, 2008, general and administrative costs in the amount of $347,792 (2007 - $107,689) and $770,481 (2007 - $360,082) and stock-based compensation costs in the amount of $68,584 (2007 - $59,801) and $128,395 (2007 - $103,566) directly related to exploration and development activities, as well as interest of $nil (2007 - $nil) and $588,127 (2007 - $Nil) relating to unproved properties, were capitalized to petroleum and natural gas properties.

At June 30, 2008, the Company had unproved petroleum and natural gas properties of $10.4 million (December 31, 2007 - $20.1 million) and salvage value of equipment of $1.4 million (December 31, 2007 - $1.6 million) that were excluded from the depletion calculation. The Company’s unproved properties at June 30, 2008 consisted of undeveloped land of $10.4 million (December 31, 2007 - $11 million) and other unproved properties under development of $Nil (December 31, 2007 - $9.1 million).

During the six months ended June 30, 2008, the Company recorded depletion and depreciation expense relating to its petroleum and natural gas properties of $4,812,769 (2007 - $2,816,377).

6. CONVERTIBLE NOTES PAYABLE

At June 30, 2008 and December 31, 2007, the carrying value of the Notes reflects the face value in the amount of $40,240,000 net of debt discount. Until February 1, 2008, the Notes bore interest at 10% per annum payable in quarterly installments.  The Notes are convertible at the holders’ option into common shares at $10.37 per share for an aggregate total of 3,880,424 common shares.  Upon breaches of a number of terms and conditions of the Notes, including a change of control event, the Company is required to redeem the Notes for cash equal to 120% of the outstanding principal plus interest immediately.  The Notes originally matured on February 1, 2008, but the holders of the Company’s Notes have agreed to extend the Maturity Date of the Notes either to November 15, 2008 to allow the Company to sell assets to redeem the Notes or to December 8, 2008 if the sale transaction will require shareholder approval.

The Company signed a Forbearance and Note Amending Agreement with the holders of a majority of the Notes on July 1, 2008. In the Agreement, the Company agreed to sell assets or otherwise raise a minimum of $55 million for the redemption of the Notes and repayment of trade creditors. The Company and Noteholders subsequently agreed that the deadlines in the July 1st Forbearance Agreement did not provide adequate time to market the assets. Accordingly, the Company and holders of a majority of the Notes signed an Amended and Restated Forbearance and Note Amending Agreement on July 11, 2008, which adopted the schedule of the divestment firm CB Securities for the asset sale and extended the Maturity Date of the Notes to either November 15, 2008 or December 8, 2008 if shareholder approval is required.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

Interest on the convertible notes is payable at a rate of 10% per annum from January 1 to February 1, 2008, and at 2% per month from February 2, 2008 to the new Maturity Date of either November 15, 2008 or December 8, 2008. All interest payable at June 30, 2008 remained outstanding. In connection with the extension of the maturity date of the Notes, an extension fee equal to 1% of the principal amount of the Notes plus the issuance of 400,000 common shares is payable to the noteholders when the convertible notes are redeemed. On August 1, 2008, the Company paid $158,927.01 to the noteholders towards accrued interest.

7. ASSET RETIREMENT OBLIGATIONS

At June 30, 2008, the estimated present value of the Company’s asset retirement obligation was $4,113,262 (December 31, 2007 - $4,793,177). The Company’s asset retirement obligation is based on the Company’s net ownership in wells. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend from one to twenty-six years into the future.

The following table describes the changes to the Company’s asset retirement obligations liability:

2008
$

Asset retirement obligation, January 1	4,793,177
Liabilities incurred for properties drilled during the period	12,110
Liabilities settled on abandonment of properties	(143,986)
Liabilities eliminated on dispositions	(126,290)
Accretion expense	89,261
Changes in estimates	(21,115)
Foreign exchange difference	(187,818)
Asset retirement obligation, March 31	4,415,298
Liabilities settled on abandonment of properties	(726,874)
Liabilities eliminated on dispositions	(321,418)
Accretion expense	89,440
Changes in estimates	607,812
Foreign exchange difference	49,004
Asset retirement obligation, June 30	4,113,262

8. CONVERTIBLE REDEEMABLE PREFERRED SHARES

(a) Authorized preferred shares

The Company has authorized an unlimited number of preferred shares, issuable in series.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

(b) Series B Convertible redeemable preferred shares

As of June 30, 2008 and December 31, 2007, the Company’s outstanding convertible redeemable preferred shares consisted of Series B convertible redeemable preferred shares, as follows:

Series B convertible redeemable preferred stock, $16 stated value	Shares	Amount
		$

Balance, December 31, 2007	1,797,499	28,504,767
Converted to common shares	–	30,628
Balance, March 31, 2008	1,797,499	28,535,395
Converted to common shares	(312,500)	(5,000,000)
Transfer of share issue cost upon conversion to common shares	–	34,907
Amortization of share issue costs	–	29,447
Balance, June 30, 2008	1,484,999	23,599,749

Series B convertible redeemable preferred shares are non-voting and pay dividends at a rate of 10% per annum payable quarterly on the 15th day of the month following the end of each calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing fifteen day weighted average closing price immediately preceding the last day of the quarter. In addition, for the dividend payment for the quarter ended March 31, 2008, the holders were given a second election to elect payment in common shares. The dividends for those holders who did not elect payment in common shares were not paid in cash on April 15, 2008 and July 15, 2008, but have been accrued on the Company’s records for future payment in cash.

The preferred shares are convertible to common shares at the holder’s option at a value of $3.50 per common share. On June 10, 2008, 312,500 Series B Preferred Shares at a stated value of $16 per share were converted to 1,428,571 common shares at $3.50 per share. The balance of the preferred shares at June 30, 2008 would result in the issue of 6,788,571 common shares on full conversion. The preferred shares mature on February 1, 2010.

Upon a situation where the Company has undergone a change in control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the Preferred Shares.

When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivate instruments to be bifurcated. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount. To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. It was determined that the fair value of the embedded derivative of the Preferred Shares was $nil at issuance, and at June 30, 2008 and December 31, 2007. The carrying value of the preferred shares at June 30, 2008 reflects the $23,760,000 face value of the equity instruments less share issuance costs of $1,050,328 plus amortization of $890,077.

9. SHARE CAPITAL

(a) Authorized common stock

The Company has authorized an unlimited number of common voting shares.

(b) Common stock issued and outstanding

Common shares issued and outstanding as at June 30, 2008 and December 31, 2007 are summarized on the consolidated statements of stockholders’ deficiency.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

(c) Net income (loss) per common share

A reconciliation of the components of basic and diluted net income (loss) per common share is presented in the table below:

	For the three months ended June 30		For the six months ended June 30
	2008	2007	2008	2007
Basic and diluted
Income (loss) attributable to common shareholders	$(2,307,571)	$14,646,191	$(5,183,751)	$10,629,168
Weighted average number of shares	27,001,565	14,969,868	25,720,531	14,969,868
Income (loss) per common share	(0.09)	$0.98	(0.20)	$0.71

For the three and six months ended June 30, 2008 and 2007, all of the Company’s outstanding convertible redeemable preferred shares and notes, stock options and warrants had an anti-dilutive effect on per common share amounts and were therefore excluded from the calculation of the diluted loss per share.

(d) Share purchase warrants

On June 12, 2006, the Company issued 10% convertible preferred shares and 10% senior subordinated convertible notes. In conjunction with that offering, 156,250 share purchase warrants were issued as a placement agent’s fee. The Company assigned a fair value of the warrants granted of $920,737 based on the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

Risk-free interest rate	4.14%
Expected life	5 years
Contractual life	5 years
Expected volatility	44.0%
Estimated forfeitures	0%
Expected dividend yield	0%

The fair value of the warrants were allocated to the convertible preferred shares and to the convertible notes based on the percentage of the proceeds due to each security in relation to the total proceeds received. Of the total fair value of the warrants granted of $920,737, $285,428 and $635,309 was allocated to the convertible preferred shares and the convertible notes, respectively.

On July 31, 2007, the Company amended the conversion price of 156,250 share purchase warrants from $16 to $11.86. On September 4, 2007 the Company further amended the conversion price of the same 156,250 share purchase warrants from $11.86 to $10.37. The share purchase warrants are now exercisable into an additional 54,543 and 28,900 common shares, respectively for a total of 358,193 common shares.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

(e) Stock options

The following summarizes information concerning outstanding and exercisable stock options:

	Number of options	Weighted average exercise price
		$

Balance, January 1, 2008	1,792,500	3.82
Granted	946,000	1.88
Cancelled	(152,500)	4.22
Balance, June 30, 2008	2,586,000	1.50

Exercisable, June 30, 2008	828,335	1.50

The Weighted average exercise price of $1.50 has been adjusted to reflect repricing as described in Note 10.

The following table summarizes the stock options outstanding at June 30, 2008:

Exercise price	Stock Option Outstanding	Stock options exercisable	Weighted average remaining contractual life of stock options exercisable

$1.50	2,586,000	828,335	3.82 years

At June 30, 2008, the 2,586,000 stock options outstanding vest over periods from two years and 7 months to three years from the grant date in equal amounts and expire at various dates from 2009 through 2013. At June 30, 2008, the Company has 2,586,000 stock options reserved for issuance under the Stock Option Plan.

10. STOCK-BASED COMPENSATION

The fair value of stock options granted during the three and six months ended June 30, 2008 was estimated to be $478,921 (2007 - $304,251) and $514,658 (2007 - $500,083), respectively, using the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

	For the three months ended June 30		For the six months ended June 30
	2008	2007	2008	2007
Risk-free interest rate	2.99-3.06%	4.17%	2.99-3.06%	4.17%
Expected life	5.0 years	5.0 years	5.0 years	5.0 years
Contractual life	5.0 years	5.0 years	5.0 years	5.0 years
Expected volatility	67-90%	87%	67-90%	87%-119%
Fair value of option	$0.37-0.70	$1.09	$0.37-0.70	$1.19
Estimated Forfeiture Rate	20%	20%	20%	20%
Expected dividend yield	Nil	Nil	Nil	Nil

On June 23, 2008, the Company changed the exercise price of all outstanding stock options to $1.50 per option. The revaluation effect is included in the stock based compensation expense for the three and six months ended June 30, 2008. On options that have already vested, the additional expense recognized is $76,591; on unvested options, the additional unamortized expense is immaterial.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

The estimated fair value of the options is amortized over the options’ vesting period on a straight-line basis. The value of the options may be adjusted should estimated forfeitures change based on experience. Stock-based compensation expense for the three and six months ended June 30, 2008 of $205,751 (2007 - $304,251) and $385,184 (2007 - $500,083), respectively, was included in the G & A expense in the consolidated statement of operations.

Stock-based compensation expense not yet recognized on unvested options at June 30, 2008 is $1,670,494 (March 31, 2008 - $1,381,817).

As at June 30, 2008, the exercise price of all of the Company’s outstanding options were in excess of the market price of the Company’s stock.

11. RELATED PARTY TRANSACTIONS

On August 1, 2004, the Company acquired 250,000 common shares of JMG Exploration Inc. (“JMG”) for cash consideration of $1,000,000. JMG became a public company by completing an initial public offering in 2005, and as at June 30, 2008, the Company’s ownership is approximately 4.65% (2007 - 4.65%) with the Company and JMG having two common directors represented on each board.

JMG incurred losses that exceeded the value of the Company’s net investment and, as a result, the Company reduced its net investment in JMG to zero. At June 30, 2008, the Company has not guaranteed any obligations and is not committed to any further financial support. Since the Company no longer has a controlling interest in JMG, no additional equity losses on the JMG investment have been recorded as at June 30, 2008 and 2007.

On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the three and six months ended June 30, 2008, the Company charged JMG $Nil (2007 - $7,110 and $200,588, respectively) in capital expenditures including overhead recovery and $14,966 (2007 - $137,759) and $60,172 (2007 - 211,685) , respectively, in operating costs for wells operated by the Company where JMG was a joint venture partner. JMG did not charge the Company any amounts for capital expenditures or operating costs during the three and six months ended June 30, 2008 and 2007.

The total amount receivable from JMG at June 30, 2008 was $102,417 (December 31, 2007 - $68,202).

During the three and six months ended June 30, 2008, a corporation controlled by a director or officer of the Company paid the Company $1,182 (2007 - $197) and $591 (2007 - $197), respectively, in office rent.  There was a balance of $394 outstanding at June 30, 2008.

The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. FINANCIAL INSTRUMENTS

(a) Fair value of financial assets and liabilities

At June 30, 2008, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from JMG Exploration Inc., accounts payable, interest payable on convertible note, preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization. The convertible notes came due at February 1, 2008 with extensions to October 31 or November 21, 2008 (see note 1, 6 and 16). Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value. Unless otherwise noted, as at June 30, 2008 there were no significant differences, as contemplated by SFAS No. 157, between the carrying amounts of these financial instruments and their estimated fair value.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

(b) Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. At June 30, 2008, the Company had its cash with two banking institutions. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with petroleum and natural gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.

(c) Interest rate risk

At June 30, 2008, as the Company only has fixed rate debt/equity instruments, accordingly, the Company has no cash flow exposure to fluctuations in interest rates.

(d) Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in amounts other than the functional currency.

No forward foreign currency exchange contracts were in place at June 30, 2008 to mitigate this exposure.

(e) Petroleum and natural gas prices

The Company’s results of operations and financial condition are dependent on the prices received for its petroleum and natural gas production. Petroleum and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Company. Any decline in oil and natural gas prices could have a material adverse effect on the Company’s operations, financial condition, proven reserves and the level of expenditures of the development of its petroleum and natural gas reserves. The Company may manage the risk associated with changes in commodity prices and foreign exchange rates from time to time, by entering into oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Company engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counter parties with which it contracts.

At June 30, 2008, the Company had no derivative financial or physical delivery contracts in place to mitigate this exposure.

13. COMMITMENTS AND CONTINGENCIES

The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these consolidated financial statements under the terms of the indemnification agreements.

The Company has received notification of a legal action against it by one of its noteholders. In its complaint, the party has alleged a breach of a covenant of the convertible note and has claimed a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note and an additional $607,500 which has not been booked as management of the Company does not consider that the action has merit and is vigorously defending against it.

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

Several of the Company’s petroleum and natural gas properties have had liens registered against them by suppliers totaling approximately $2.94 million in the normal course of business. There exists a possibility of additional liabilities for creditors of Caribou that may be secured by security superior to that of the security acquired by the Company.

During the year ended December 31, 2007, the Company experienced a well-site blow out. The Company subsequently received insurance payments for the related environmental clean-up costs. As of June 30, 2008, the Company expects any future costs not covered by the insurance payments to be paid by the seller of the defective equipment that caused the blow out.

As described in Note 6, in connection with the extension of the maturity date of the Notes, an extension fee equal to 1% of the principal amount of the Notes plus the issuance of 400,000 common shares is payable to the noteholders when the convertible notes are redeemed.

14. SEGMENT DISCLOSURE

In late 2005, the Company commenced development activities in the states of North Dakota and Wyoming of the United States. At the end of 2007, activity was only occurring in the state of Wyoming. Analysis of results by operating segment (determined by geographic location):

	For the three months ended June 30		For the six months ended June 30
	2008	2007	2008	2007
	$	$	$	$

Petroleum and natural gas sales
Canadian Operations	10,065,830	3,413,465	19,705,977	6,453,574
U.S. operations	(15,747)	377,716	47,547	662,275
	10,050,083	3,791,181	19,753,524	7,115,849
Depletion, depreciation, and accretion
Canadian Operations	2,229,683	1,556,993	4,804,452	2,725,852
U.S. operations	5,691	25,410	8,317	90,525
	2,235,374	1,582,403	4,812,769	2,816,377
Net income (loss)
Canadian Operations [see (a) below]	(956,063)	12,900,956	(4,122,003)	9,372,673
U.S. operations [see (b) below]	(929,795)	216,971	1,308,345	289,207
	(1,885,858)	13,117,927	(2,813,658)	9,661,880

As at		June 30, 2008		June 30, 2007
		$		$
Capital expenditures
Canadian Operations		12,859,230		3,978,597
U.S. operations		-		158,393
		12,859,230		4,136,990
Total Assets (excluding inter-company balances)
Canadian Operations		82,857,742		36,875,552
U.S. operations		547,840		3,646,974
		83,405,582		40,522,526

(a)  Net income of the Canadian operations during the six months ended June 30, 2008 excluded interest capitalized on both Canadian and U.S. unproved petroleum and natural gas properties.

(b) Net income of the U.S. operations during the six months ended June 30, 2008 included a gain on sale of assets of $2,307,194 (note 5).

JED Oil Inc. and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(In United States Dollars unless otherwise stated)

15. COMPARATIVE FIGURES

Certain of the prior period amounts have been reclassified to conform to the presentation adopted in the current period.

16. SUBSEQUENT EVENTS

On July 1, 2008, the Company entered into an amended agreement with the holders of the Notes to extend the maturity date of the Notes. See Note 1 and Note 6 for more information.

On July 18, 2008 the Company announced that it has signed an Engagement Agreement with CB Securities Inc. (“CB Securities”) of Calgary to market the Company’s northern Alberta oil and gas assets in the Steen River area of northern Alberta. The properties offered for sale produce approximately 1,500 BOE/day weighted approximately 60% to light oil. The Company holds high working interests in these operated properties that have mostly year round access and owned infrastructure. AJM Petroleum Consultants has estimated that the properties offered have 3.87 MMBOE of proved and probable remaining reserves, representing a 7.6 year reserve life index.

On August 7, 2008 a group of the Company’s unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law.

On August 13, 2008, the Company made application to the Court of Queen’s Bench of Alberta and obtained an order under the CCAA. The court has granted protection for an initial period of 30 days expiring September 15, 2008, by which time the Company is required to formulate and file a Plan of Arrangement for restructuring the Company’s affairs.

The CCAA is comparable to Chapter 11 in the United States, as it is a procedure to permit a company with financial difficulties to restructure and continue to operate.